Exhibit 99.1

Lyon, France, January 3, 2008

Sanofi Pasteur: www.sanofipasteur.com

Media Relations: Tel + 33 4 37 37 50 38

Sanofi Pasteur Enters Agreement with Crucell

for Next-generation Biologicals against Rabies

Exclusive agreement for rabies monoclonal antibodies

to fight fatal disease

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, announced today that it has signed an exclusive collaboration and commercialization agreement with Crucell N.V. (Euronext Paris, NASDAQ: CRXL) for Crucell’s rabies monoclonal antibodies (MAbs), next-generation rabies biologicals to be used in association with rabies vaccine for post-exposure prophylaxis against this fatal disease.

Rabies causes 55,000 deaths worldwide annually, mostly in rural areas of Asia and Africa1. Today there is no treatment for rabies once symptoms of the disease have appeared. Post exposure prophylaxis for severe bites requires both active immunization, using vaccines such as those currently marketed by sanofi pasteur, and passive immunization in the form of rabies immunoglobulins (RIG). Rabies monoclonal antibodies (MAbs) are expected to be an innovative and potent alternative to currently used RIGs.

In the last 20 years, over 20 million people in 100 countries have been treated with sanofi pasteur’s rabies products.

“Sanofi Pasteur is the global leader in providing rabies vaccine and immunoglobulins, and the only international company to offer a full range of rabies biologicals. Adding a next generation rabies treatment to our well-established rabies product range will further position the company as a leading force to help prevent this fatal disease,” said Wayne Pisano, President and Chief Executive Officer of sanofi pasteur. “Louis Pasteur’s first human rabies immunization in 1885 was a founding milestone for modern vaccination and we are proud to build on his legacy with innovative treatments.”

Crucell has developed a combination of two rabies MAbs that has shown favorable results comparable to current immunoglobulin products in preclinical trials. Phase I clinical trials demonstrated that the MAb-based product is well tolerated, provides the expected immediate passive neutralizing activity, and that it can be safely administered in combination with a rabies vaccine without interfering with the vaccine’s ability to induce an active immunity.

Under the terms of the agreement, Crucell will continue to perform the development activities and will manufacture the final product. Crucell will receive a payment of € 10 million following the execution of the agreement and would be eligible for milestone payments of up to € 66.5 million.

1 WHO Rabies Fact Sheet N°99 Revised September 2006 available at http://www.who.int/mediacentre/factsheets/fs099/en/

About rabies:

Rabies is an acute viral encephalitis transmitted from animal to animal or from animal to human by exposure to saliva. Virus in saliva attaches to peripheral nerve endings and progresses to the brain. All mammalian species are believed to be susceptible. Dogs are a major reservoir of human rabies. They are responsible for most incidences of bites.

Rabies vaccination by Louis Pasteur was an important step in the history of vaccine when, in 1885, Joseph Meister, who had been bitten by a rabid dog, was successfully treated by successive inoculations during a 10-day period.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT PARIS: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than a billion doses of vaccine in 2006, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, sanofi pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The Company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2006. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Sanofi Pasteur	Sanofi Pasteur
Pascal Barollier	Len Lavenda
Media Relations	Media Relations US
Tel: + 33-(0)4-37-37-51-41	Tel: + 1-570-839-4446
pascal.barollier@sanofipasteur.com	len.lavenda@sanofipasteur.com